UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Summary of proceedings of the NCLT Convened Meeting as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015;
3.	Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder;
4.	Consolidated Scrutinizer’s Report prepared in terms of SEBI Master Circular No. SEBI/HO/CFD/POD-2/P/CIR/2023/93 dated June 20, 2023; and
5.	Consolidated Scrutinizer’s Report prepared in terms of Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021.

OTHER NEWS

Subject:	Outcome of the Meeting of the Equity Shareholders of ICICI Bank Limited (“the Bank”) pursuant to the Order passed by the Hon’ble National Company Law Tribunal, Ahmedabad Bench (“Hon’ble Tribunal”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

A meeting of the Equity Shareholders of the Bank was held on Wednesday, March 27, 2024 at 3:00 p.m. (1500 hours) IST through Video Conferencing/Other Audio Visual Means as per the directions of the Hon’ble Tribunal pursuant to the Order dated January 18, 2024 (”NCLT Convened Meeting”) to consider and if thought fit, approve the Scheme of Arrangement amongst the Bank and ICICI Securities Limited (“ICICI Securities” or “the Company”) and their respective shareholders (“Scheme”) for delisting of equity shares of ICICI Securities by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in the Company.

We hereby submit the below mentioned documents:

1.	Summary of proceedings of the NCLT Convened Meeting as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015;

2.	Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder;

3.	Consolidated Scrutinizer’s Report prepared in terms of SEBI Master Circular No. SEBI/HO/CFD/POD-2/P/CIR/2023/93 dated June 20, 2023; and

4.	Consolidated Scrutinizer’s Report prepared in terms of Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021.

The voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be submitted in XBRL mode to BSE and National Stock Exchange of India Limited and will be available on their website at https://www.bseindia.com/ and https://www.nseindia.com/ respectively and can also be accessed on the website of the Bank at https://www.icicibank.com/about-us/voting-result.

You are requested to please take the above information on record.

Summary of the proceedings of the Meeting of the Equity Shareholders of ICICI Bank Limited

A Meeting of the Equity Shareholders of ICICI Bank Limited (“the Bank”) convened pursuant to the Order dated January 18, 2024 passed by the Hon’ble National Company Law Tribunal, Ahmedabad Bench (“NCLT”) was held on Wednesday, March 27, 2024 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means (“VC/OAVM”).

Justice (Retd.) Kalpesh Jhaveri, former Chief Justice of High Court of Orissa, Chairman appointed by NCLT, chaired the Meeting.

The following Directors were present:

1.	Mr. Girish Chandra Chaturvedi, Independent Director, Non-Executive (part-time) Chairman

2.	Mr. Pradeep Kumar Sinha, Non-Executive Independent Director

3.	Mr. Hari L. Mundra, Non-Executive Independent Director and Chairman of the Stakeholders Relationship Committee

4.	Mr. Radhakrishnan Nair, Non-Executive Independent Director

5.	Mr. Uday Chitale, Non-Executive Independent Director and Chairman of the Audit Committee

6.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer

7.	Mr. Sandeep Batra, Executive Director

8.	Mr. Rakesh Jha, Executive Director

9.	Mr. Ajay Gupta, Executive Director

Mr. B. Sriram, Ms. Neelam Dhawan, Mr. S. Madhavan and Ms. Vibha Paul Rishi, Independent Directors were unable to attend the Meeting due to their personal commitments. Ms. Neelam Dhawan, Chairperson of the Board Governance, Remuneration & Nomination Committee (BGRNC) had authorised Mr. Girish Chandra Chaturvedi, Member of BGRNC to attend the Meeting in her absence.

Mr. Anindya Banerjee, Group Chief Financial Officer and Ms. Prachiti Lalingkar, Company Secretary were also present.

Mr. Unmesh Shukla, Senior Advocate, Alternative Chairman of the meeting was also present.

The authorised representatives of M/s M S K A & Associates and M/s KKC & Associates LLP (formerly M/s Khimji Kunverji & Co LLP), Joint Statutory Auditors of the Bank were present at the Meeting. The authorised representatives of M/s. Alwyn Jay & Co., Secretarial Auditor of the Bank, were also present at the Meeting.

The requisite quorum being present, the Chairman declared the Meeting to be in order and welcomed the Members.

With the consent of the Members, the Notice convening the meeting, the Explanatory Statement under Section 230 read with Section 102 of the Companies Act, 2013 and the relevant annexures, having been circulated to the equity shareholders by the permissible mode, were taken as read.

The Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders (“Scheme”) for delisting of equity shares of ICICI Securities Limited (“ICICI Securities” or “the Company”) by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in the Company was placed before the Equity Shareholders for consideration and approval.

The Chairman informed the Equity Shareholders that the documents as detailed in the Explanatory Statement annexed to the Notice of the Meeting dated February 21, 2024 were open for inspection.

The Chairman further informed that the remote e-voting facility commenced on Friday, March 22, 2024 (9:00 a.m. IST) and ended on Tuesday, March 26, 2024 (5:00 p.m. IST). The Chairman also informed that the Bank shall provide the facility for e-voting for thirty minutes immediately after the closure of the meeting to facilitate the equity shareholders who had attended the meeting and had not voted through remote e-voting facility, to cast their vote.

The Chairman then invited the Equity Shareholders to express their views/ask questions pertaining to the Agenda of the Meeting.

Mr. Sandeep Bakhshi and Mr. Sandeep Batra provided requisite clarification and information on the various queries raised by the Equity Shareholders.

The Chairman informed that Ms. Vinita Nair of Vinod Kothari & Company, Practicing Company Secretaries has been appointed as the scrutinizer by NCLT to scrutinize the e-voting during the Meeting and remote e-voting process in a fair and transparent manner.

The Chairman authorised the Company Secretary of the Bank to declare the voting results.

The Chairman then thanked the Members for their support and co-operation and declared the Meeting as closed at 3:25 p.m.

Basis the consolidated Scrutinizer’s reports dated March 27, 2024, the resolution as set out in the Notice of the Meeting dated February 21, 2024 was passed by the Members:

•	with requisite statutory majority under Section 230 of the Companies Act, 2013;

•	with requisite statutory majority of Public Shareholders under Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021; and

•	with requisite statutory majority of Public Shareholders under the Master Circular on (i) Scheme of Arrangement by Listed Entities and (ii) Relaxation under Sub-rule (7) of rule 19 of the Securities Contracts (Regulation) Rules, 1957 dated June 20, 2023.

VINOD KOTHARI & COMPANY

Practicing Company Secretaries

403-406, 175 Shreyas Chambers, D. N. Road, Fort

Mumbai-400 001, India

Phone: +91 – 22 - 22614021 | 22 - 62370959

email: corplaw@vinodkothari.com

Web: www.vinodkothari.com

To,

Justice (Retd.) Kalpesh Jhaveri,

The Chairman of NCLT convened Meeting of Equity Shareholders

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

ICICI Bank Tower, Near Chakli Circle,

Old Padra Road, Vadodara,

Gujarat, India, 390007

Consolidated report of Scrutinizer on the results of voting by way of remote e-voting and e-voting at the Meeting of Equity Shareholders of ICICI Bank Limited (“Bank”) held on Wednesday, March 27, 2024 at 3:00 p.m. IST through Video Conferencing (“VC”) / Other Audio-Visual Means (“OAVM”) pursuant to the directions issued by the Hon’ble National Company Law Tribunal, Ahmedabad Bench (“NCLT”) vide order dated January 18, 2024 in Company Scheme Application No. C.A. (CAA)/71 (AHM) 2023.

Dear Sir,

1.	As per the directions issued by Hon’ble NCLT vide order dated January 18, 2024 in the Company Scheme Application No. C.A. (CAA)/71 (AHM) 2023, I, Vinita Nair (FCS No.: F10559, C.P. No.: 11902), Senior Partner of Vinod Kothari & Company, Practising Company Secretaries, was appointed as the Scrutinizer for the Bank, in relation to the voting process on the resolution proposed in the Notice dated February 21, 2024, for convening a meeting of Equity Shareholders of the Bank on Wednesday, March 27, 2024, at 3:00 p.m. IST (“Meeting”), through VC/OAVM, pursuant to the provisions of Section 230 and other applicable provisions of the Companies Act, 2013 (“Act”) (including any statutory modifications or re-enactment thereof) read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 (as amended), for approval of Scheme of Arrangement amongst the Bank and ICICI Securities Limited and their respective shareholders (“Scheme”).

2.	The compliance with the relevant provisions of the Act, rules issued thereunder, circulars and notifications issued by the Ministry of Corporate Affairs (“MCA”), SEBI Circular No. SEBI/HO/CFD/POD-2/P/CIR/2023/93 on Master Circular on (i) Scheme of Arrangement by Listed Entities and (ii) Relaxation under Sub-rule (7) of rule19 of the Securities Contracts (Regulation) Rules, 1957 dated June 20, 2023 (“SEBI Master Circular”), Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations,

Kolkata: 1006 – 1009, Krishna Building, 224, A.J.C. Bose Road, Kolkata – 700 017

Delhi: Nukleus, 501 & 501A, 5th Floor, Salcon Rasvilas, District Centre, Saket, Delhi-110 017

Bengaluru: 4, Union Street, Infantry Rd, Shivaji Nagar, Bengaluru, Karnataka 560001

 1

Continuation Sheet

2021 (“Delisting Regulations”) and NCLT order dated January 18, 2024, in relation to voting through remote e-voting prior to the meeting and e-voting at the meeting on the proposed resolution is the responsibility of the management. My responsibility as a Scrutinizer is restricted to ensure that the voting process is conducted in a fair and transparent manner and furnish a consolidated Scrutinizer’s Report of the votes cast “IN FAVOUR” or “AGAINST” on the business set out in the Notice of the Meeting, based on the reports generated from the e-voting system of National Securities Depository Limited (“NSDL”), the authorized agency engaged by the Bank.

3.	In terms of Section 230(4) read with Section 108 of the Act read with Rule 20 and other applicable provisions of the Companies (Management and Administration) Rules, 2014 (“MGT Rules”), Rule 13 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, Regulation 44(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), Regulation 37 of the Delisting Regulations and SEBI Master Circular, the Bank had provided the facility of voting by remote e-voting and e-voting at the Meeting through NSDL.

4.	The Notice dated February 21, 2024 along with the explanatory statement was sent through electronic mode to those Equity Shareholders of the Bank whose e-mail IDs were registered with Kfin Technologies Limited, the Bank’s Registrar and Transfer Agent/Depositories/Bank, whose names appeared in the Register of Members/List of Beneficial owners on Friday, February 9, 2024 and the same was also made available on the websites of the Bank and NSDL and also on the websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited.

5.	The voting rights of the Equity Shareholders have been reckoned in proportion to their share in the paid-up equity share capital of the Bank as on Cut Off Date, i.e., Wednesday, March 20, 2024.

6.	The requisite advertisements in terms of the NCLT order were published in “The Indian Express” (All editions) in the English language and the Gujarati translation thereof in “Vadodara Samachar” (Vadodara edition), in their respective issues dated February 23, 2024.

7.	Remote e-voting, to facilitate voting by the Equity Shareholders of the Bank as at the cut-off date of Wednesday, March 20, 2024, commenced on Friday, March 22, 2024 at 9:00 a.m. IST and ended on Tuesday, March 26, 2024 at 5:00 p.m. IST.

8.	Additionally, the Equity Shareholders of the Bank, as at the cut-off date of Wednesday, March 20, 2024, who were present at the Meeting and who had not voted by way of remote e-voting earlier were given an option to vote at the Meeting.

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Continuation Sheet

9.	Pursuant to Rule 20(4)(xii) of the MGT Rules, I unblocked the votes on NSDL website on March 27, 2024 after conclusion of the Meeting and e-voting at 3:59 p.m. IST in the presence of two witnesses, viz., Ms. Aisha Begum Ansari and Mr. Avinash Shetty, being Senior Manager and Assistant Manager of Vinod Kothari & Company, Practising Company Secretaries respectively. These witnesses are not in the employment of the Bank. I have scrutinized and reviewed the remote e-voting and e-voting at the Meeting and votes cast therein based on the combined data downloaded from the NSDL e-voting system.

10.	At the meeting, the following resolution was considered:

“RESOLVED THAT pursuant to and in accordance with the provisions of Section 230 and other applicable provisions of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and any other rules, circulars and notifications made thereunder (including any amendment, statutory modification, variation or re-enactment thereof) as may be applicable; the Securities and Exchange Board of India Act, 1992 and the regulations thereunder including Regulations 11, 37, 59A and 94 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”) and other applicable provisions of the SEBI LODR; Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 read with Circular No. SEBI/HO/CFD/DIL1/CIR/P/2021/0585 dated July 6, 2021 and the exemption granted by the Securities and Exchange Board of India vide its letter dated June 20, 2023; the Banking Regulation Act, 1949, as may be applicable; and any other applicable laws and regulations, including such other directions, guidelines or regulations issued/notified by the Reserve Bank of India and the Securities and Exchange Board of India which may be applicable, any and all of which as notified or as may be amended from time to time and including any statutory replacement or re-enactment thereof, if any; the Securities and Exchange Board of India Master Circular No. SEBI/HO/CFD/POD-2/P/CIR/2023/93 dated June 20, 2023 including any amendment, statutory modification, variation or re-enactment thereof; the No-objection letter/ no adverse observations letter issued by the National Stock Exchange of India Limited and BSE Limited, dated November 28, 2023 and November 29, 2023, respectively; and subject to the provisions of the Memorandum of Association and Articles of Association of ICICI Bank Limited (“Holding Company”); and subject to the approval of the Hon’ble National Company Law Tribunal, Ahmedabad Bench, Ahmedabad (“NCLT”) and of the Hon’ble National Company Law Tribunal, Mumbai Bench; and subject to receipt of all statutory, governmental, permissions and third party consents as may be required including the Securities and Exchange Board of India, Reserve Bank of India, and such other approvals, permissions and sanctions of regulatory and other authorities or tribunals, as may be necessary; and subject to such conditions and modifications as may be prescribed or imposed by the NCLT or by any regulatory or other authorities, which may be agreed to by the Board of Directors of the Holding Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more committee(s) constituted/

 3

Continuation Sheet

to be constituted by the Board or any person(s) which the Board may nominate to exercise its powers including the powers conferred by this resolution), the arrangement embodied in the Scheme of Arrangement amongst the Holding Company and ICICI Securities Limited and their respective shareholders (“Scheme”), a copy of which was circulated along with this Notice, be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to the above resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the NCLT while sanctioning the arrangement embodied in the Scheme or by any regulatory or other authorities, as may be required for the purpose of resolving any questions or doubts or difficulties that may arise or meaning or interpretation of the Scheme or implementation thereof or in any matter whatsoever connected therewith, including passing of such accounting entries and /or making such adjustments in the books of accounts as considered necessary in giving effect to the Scheme, as the Board may deem fit and proper.”

11.	The voting rights in respect of equity shares transferred to Investor Education and Protection Fund and Unclaimed Shares Suspense Account are frozen. However, the voting rights on equity shares lying in the Suspense Escrow Account are not frozen, pursuant to the SEBI Circular dated December 18, 2023. Hence, the votes cast by such shareholders, if any, have been considered while computing the voting results.

12.	The holders of American Depository Receipts (“ADRs”) do not have voting rights. In accordance with the government approval, Deutsche Bank Trust Company Americas, depository for ADR holders, exercises the voting rights on the underlying shares in accordance with the directions of the Bank’s Board of Directors. As per the applicable SEBI guidelines, the shares underlying depository receipts are classified as “non-promoter non-public shareholding”. Since as per the provisions of the SEBI Master Circular and Delisting Regulations, the voting of only Public Shareholders is required to be considered, the Bank’s Board of Directors have not given any directions to the depository related to the resolution and accordingly, the depository has not voted on the resolution.

13.	Votes cast by way of e-voting today by the Equity Shareholders who did not attend the Meeting, have been considered as Invalid.

 4

Continuation Sheet

14.	The result of remote e-voting provided by the Bank through NSDL, on the Resolution is as follows:

(i)	Voted in favour of the resolution:
Number of Equity Shareholders voted through remote e-voting	% of the total number of Equity Shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
14,806	84.6735	4,66,03,82,129	99.6706

(ii)	Voted against the resolution:
Number of Equity Shareholders voted through remote e-voting	% of the total number of Equity Shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
2,680	15.3265	1,54,03,049	0.3294

(iii)	Invalid/ Abstained votes:
Total number of equity shareholders whose votes cast through remote e-voting were found to be Invalid/ Abstained	Total number of votes cast by them
0	0

 5

Continuation Sheet

15.	The result of e-voting facility during the Meeting provided by the Bank through NSDL on the Resolution is as follows:
Total number of Equity Shareholders present at the Meeting (by themselves or through their Authorised Representative)	77
Total number of shares held by the Equity Shareholders present at the Meeting (by themselves or through their Authorised Representative)	20,16,691
Total number of Equity Shareholders present at the Meeting (by themselves or through their Authorised Representative) who cast their votes by e-voting (other than persons who had cast their votes through remote e-voting)	7
Total number of votes cast by Equity Shareholders through e-voting (in terms of shares held)	4,193

(i)	Voted in favour of the resolution:
Number of Equity Shareholders voted through e-voting during the Meeting	% of the total number of Equity Shareholders voted through e-voting during the Meeting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
4	57.1429	2,337	55.7358

(ii)	Voted against the resolution:
Number of Equity Shareholders voted through e-voting during the Meeting	% of the total number of Equity Shareholders voted through e-voting during the Meeting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
3	42.8571	1,856	44.2642

(iii)	Invalid/~~Abstained~~ votes:
Total number of equity shareholders whose votes cast through e-voting during the Meeting were found to be Invalid/~~Abstained~~	Total number of votes cast by them
5	1043

 6

Continuation Sheet

16.	Consolidated report on the results of remote e-voting and e-voting during the Meeting is as follows:
Particulars	Remote e-voting		e-voting during the Meeting		Total
	Number of Equity Shareholders	Number of votes cast by them	Number of Equity Shareholders	Number of votes cast by them	Number of Equity Shareholders	Number of votes cast by them
Total valid votes	17,486	4,67,57,85,178	7	4,193	17,493	467,57,89,371
Total votes cast in favour of the Resolution	14,806	4,66,03,82,129	4	2,337	14,810	4,66,03,84,466
% of votes cast in favour	84.6735	99.6706	57.1429	55.7358	84.6624	99.6705
Total votes cast against the Resolution	2,680	1,54,03,049	3	1,856	2,683	1,54,04,905
% of votes cast against	15.3265	0.3294	42.8571	44.2642	15.3376	0.3295

(Detailed Report of remote e-voting and e-voting during the Meeting by the Equity Shareholders of the Bank is attached herewith as an “Annexure A”)

17.	Result:

As mentioned in the Notice to the Equity Shareholders, in accordance with the provisions of Section 230 of the Act, the Scheme shall be considered approved by the Equity Shareholders only if the resolution mentioned in the Notice has been approved by majority of persons representing three-fourths in value of the Equity Shareholders through e-voting during the Meeting or by remote e-voting.

Further, as per the SEBI Master Circular, the Scheme shall be acted only if the votes cast by the Public Shareholders in favour of the Resolution are more than the number of votes cast by the Public Shareholders against it. Similarly, as per Regulation 37 of the Delisting Regulations, the Scheme shall be considered approved if the votes cast by the Public Shareholders of the listed holding company in favour of the Resolution are more than the number of votes cast by the Public Shareholders of the listed holding company against it.

 7

Continuation Sheet

This report is prepared with regard to the result of the Meeting in respect of votes cast by Equity Shareholders in terms of Section 230 of the Act. We have prepared separate reports with regard to the result of the Meeting in respect of the votes cast by Public Shareholders in terms of SEBI Master Circular and Delisting Regulations.

In view of the above scrutiny, I hereby certify that the above Resolution has been passed with requisite statutory majority under Section 230 of the Act on March 27, 2024.

18.	The electronic data and all other relevant records relating to remote e-voting and e-voting during the Meeting are being handed over to the Company Secretary of the Bank for safe keeping.

Thanking You	For M/s Vinod Kothari & Company Practicing Company Secretaries Firm Registration No.: P1996WB042300

Date: March 27, 2024 Place: Mumbai	Ms. Vinita Nair Senior Partner FCS No.: F10559 C.P. No.: 11902 UDIN: F010559E003639283

Witness:

1) Ms. Aisha Begum Ansari Senior Manager Vinod Kothari & Company	2) Mr. Avinash Shetty Assistant Manager Vinod Kothari & Company

Countersigned

Prachiti Lalingkar

Company Secretary

Membership No. A20744

ICICI Bank Limited

 8

VINOD KOTHARI & COMPANY

Practicing Company Secretaries

403-406, 175 Shreyas Chambers, D. N. Road, Fort

Mumbai-400 001, India

Phone: +91 – 22 - 22614021 | 22 - 62370959

email: corplaw@vinodkothari.com

Web: www.vinodkothari.com

To,

Prachiti Lalingkar,

Company Secretary,

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

ICICI Bank Tower, Near Chakli Circle,

Old Padra Road, Vadodara,

Gujarat, India, 390007

Consolidated report of Scrutinizer on the results of voting by way of remote e-voting and e-voting of the Public Shareholders at the Meeting of Equity Shareholders of ICICI Bank Limited (“Bank”) held on Wednesday, March 27, 2024 at 3:00 p.m. IST through Video Conferencing (“VC”) / Other Audio Visual Means (“OAVM”) pursuant to the directions issued by the Hon’ble National Company Law Tribunal, Ahmedabad Bench (“NCLT”) vide order dated January 18, 2024 in Company Scheme Application No. C.A. (CAA)/71 (AHM) 2023.

Dear Ma’am,

1.	As per the directions issued by Hon’ble NCLT vide order dated January 18, 2024 in the Company Scheme Application No. C.A. (CAA)/71 (AHM) 2023, I, Vinita Nair (FCS No.: F10559, C.P. No.: 11902), Senior Partner of Vinod Kothari & Company, Practising Company Secretaries, was appointed as the Scrutinizer for the Bank, in relation to the voting process on the resolution proposed in the Notice dated February 21, 2024, for convening a meeting of Equity Shareholders of the Bank on Wednesday, March 27, 2024, at 3:00 p.m. IST (“Meeting”), through VC/OAVM pursuant to the provisions of Section 230 and other applicable provisions of the Companies Act, 2013 (“Act”) (including any statutory modifications or re-enactment thereof) read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 (as amended), for approval of Scheme of Arrangement amongst the Bank and ICICI Securities Limited and their respective shareholders (“Scheme”).

2.	The compliance with the relevant provisions of the Act, rules issued thereunder, circulars and notifications issued by the Ministry of Corporate Affairs (“MCA”), SEBI Circular No. SEBI/HO/CFD/POD-2/P/CIR/2023/93 on Master Circular on (i) Scheme of Arrangement by Listed Entities and (ii) Relaxation under Sub-rule (7) of rule19 of the Securities Contracts (Regulation) Rules, 1957 dated June 20, 2023 (“SEBI Master Circular”), Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 (“Delisting Regulations”) and NCLT order dated January 18, 2024, in relation to voting through remote e-

Kolkata: 1006 – 1009, Krishna Building, 224, A.J.C. Bose Road, Kolkata – 700 017

Delhi: Nukleus, 501 & 501A, 5th Floor, Salcon Rasvilas, District Centre, Saket, Delhi-110 017

Bengaluru: 4, Union Street, Infantry Rd, Shivaji Nagar, Bengaluru, Karnataka 560001

 1

Continuation Sheet

voting prior to the meeting and e-voting at the meeting on the proposed resolution is the responsibility of the management. My responsibility as a Scrutinizer is restricted to ensure that the voting process is conducted in a fair and transparent manner and furnish a consolidated Scrutinizer’s Report of the votes cast “IN FAVOUR” or “AGAINST” by the Public Shareholders on the business set out in the Notice of the Meeting, based on the reports generated from the e-voting system of National Securities Depository Limited (“NSDL”), the authorized agency engaged by the Bank.

3.	In terms of Section 230(4) read with Section 108 of the Act read with Rule 20 and other applicable provisions of the Companies (Management and Administration) Rules, 2014 (“MGT Rules”), Rule 13 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, Regulation 44(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), Regulation 37 of the Delisting Regulations and SEBI Master Circular, the Bank had provided the facility of voting by remote e-voting and e-voting at the Meeting through NSDL.

4.	The Notice dated February 21, 2024 along with the explanatory statement was sent through electronic mode to those Equity Shareholders of the Bank whose e-mail IDs were registered with Kfin Technologies Limited, the Bank’s Registrar and Transfer Agent/Depositories/Bank, whose names appeared in the Register of Members/List of Beneficial owners on Friday, February 9, 2024 and the same was also made available on the websites of the Bank and NSDL and also on the websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited.

5.	The voting rights of the Equity Shareholders have been reckoned in proportion to their share in the paid-up equity share capital of Bank as on Cut Off Date, i.e., Wednesday, March 20, 2024.

6.	The requisite advertisements in terms of the NCLT order were published in “The Indian Express” (All editions) in the English language and the Gujarati translation thereof in “Vadodara Samachar” (Vadodara edition), in their respective issues dated February 23, 2024.

7.	Remote e-voting, to facilitate voting by the Public Shareholders of the Bank as at the cut-off date of Wednesday, March 20, 2024, commenced on Friday, March 22, 2024 at 9:00 a.m. IST and ended on Tuesday, March 26, 2024 at 5:00 p.m. IST.

8.	Additionally, the Public Shareholders of the Bank, as at the cut-off date of Wednesday, March 20, 2024, who were present at the Meeting and who had not voted by way of remote e-voting earlier were given an option to vote at the Meeting.

 2

Continuation Sheet

9.	Pursuant to Rule 20(4)(xii) of the MGT Rules, I unblocked the votes on NSDL website on March 27, 2024 after conclusion of the Meeting at 3:59 p.m. IST in the presence of two witnesses, viz., Ms. Aisha Begum Ansari and Mr. Avinash Shetty, being Senior Manager and Assistant Manager of Vinod Kothari & Company, Practising Company Secretaries respectively. These witnesses are not in the employment of the Bank. I have scrutinized and reviewed the remote e-voting and e-voting at the Meeting and votes cast therein by the Public Shareholders based on the combined data downloaded from the NSDL e-voting system.

10.	At the meeting, the following resolution was considered:

“RESOLVED THAT pursuant to and in accordance with the provisions of Section 230 and other applicable provisions of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and any other rules, circulars and notifications made thereunder (including any amendment, statutory modification, variation or re-enactment thereof) as may be applicable; the Securities and Exchange Board of India Act, 1992 and the regulations thereunder including Regulations 11, 37, 59A and 94 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”) and other applicable provisions of the SEBI LODR; Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 read with Circular No. SEBI/HO/CFD/DIL1/CIR/P/2021/0585 dated July 6, 2021 and the exemption granted by the Securities and Exchange Board of India vide its letter dated June 20, 2023; the Banking Regulation Act, 1949, as may be applicable; and any other applicable laws and regulations, including such other directions, guidelines or regulations issued/notified by the Reserve Bank of India and the Securities and Exchange Board of India which may be applicable, any and all of which as notified or as may be amended from time to time and including any statutory replacement or re-enactment thereof, if any; the Securities and Exchange Board of India Master Circular No. SEBI/HO/CFD/POD-2/P/CIR/2023/93 dated June 20, 2023 including any amendment, statutory modification, variation or re-enactment thereof; the No-objection letter/ no adverse observations letter issued by the National Stock Exchange of India Limited and BSE Limited, dated November 28, 2023 and November 29, 2023, respectively; and subject to the provisions of the Memorandum of Association and Articles of Association of ICICI Bank Limited (“Holding Company”); and subject to the approval of the Hon’ble National Company Law Tribunal, Ahmedabad Bench, Ahmedabad (“NCLT”) and of the Hon’ble National Company Law Tribunal, Mumbai Bench; and subject to receipt of all statutory, governmental, permissions and third party consents as may be required including the Securities and Exchange Board of India, Reserve Bank of India, and such other approvals, permissions and sanctions of regulatory and other authorities or tribunals, as may be necessary; and subject to such conditions and modifications as may be prescribed or imposed by the NCLT or by any regulatory or other authorities, which may be agreed to by the Board of Directors of the Holding Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more committee(s) constituted/to be constituted by the Board or any person(s) which the Board may nominate to exercise its powers including the

 3

Continuation Sheet

powers conferred by this resolution), the arrangement embodied in the Scheme of Arrangement amongst the Holding Company and ICICI Securities Limited and their respective shareholders (“Scheme”), a copy of which was circulated along with this Notice, be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to the above resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the NCLT while sanctioning the arrangement embodied in the Scheme or by any regulatory or other authorities, as may be required for the purpose of resolving any questions or doubts or difficulties that may arise or meaning or interpretation of the Scheme or implementation thereof or in any matter whatsoever connected therewith, including passing of such accounting entries and /or making such adjustments in the books of accounts as considered necessary in giving effect to the Scheme, as the Board may deem fit and proper.”

11.	The voting rights in respect of equity shares transferred to Investor Education and Protection Fund and Unclaimed Shares Suspense Account are frozen. However, the voting rights on equity shares lying in the Suspense Escrow Account are not frozen, pursuant to the SEBI Circular dated December 18, 2023. Hence, the votes cast by such Public Shareholders, if any, have been considered while computing the voting results.

12.	The Holders of American Depository Receipts (“ADRs”) do not have voting rights. In accordance with the government approval, Deutsche Bank Trust Company Americas, depository for ADR holders, exercises the voting rights on the underlying shares in accordance with the directions of the Bank’s Board of Directors. As per the applicable SEBI guidelines, the shares underlying depository receipts are classified as “non-promoter non-public shareholding”. Since as per the provisions of the SEBI Master Circular and Delisting Regulations, the voting of only Public Shareholders is required to be considered, the Bank’s Board of Directors have not given any directions to the depository related to the resolution and accordingly, the depository has not voted on the resolution.

13.	Votes cast by way of e-voting today by the Equity Shareholders who did not attend the Meeting, have been considered as Invalid.

 4

Continuation Sheet

14.	The result of remote e-voting provided by the Bank through NSDL, on the Resolution is as follows:

(i)	Voted in favour of the resolution:

Number of Public Shareholders voted through remote e-voting	% of the total number of Public Shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
14,806	84.6735	4,66,03,82,129	99.6706

(ii)	Voted against the resolution:

Number of Public Shareholders voted through remote e-voting	% of the total number of Public Shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
2,680	15.3265	1,54,03,049	0.3294

(iii)	Invalid/Abstained votes:

Total number of Public Shareholders whose votes cast through remote e-voting were found to be Invalid/Abstained	Total number of votes cast by them
0	0

 5

Continuation Sheet

15.	The result of e-voting facility during the Meeting provided by the Bank through NSDL on the Resolution is as follows:

Total number of Public Shareholders present at the Meeting (by themselves or through their Authorised Representative)	77
Total number of shares held by the Public Shareholders present at the Meeting (by themselves or through their Authorised Representative)	20,16,691
Total number of Public Shareholders present at the Meeting (by themselves or through their Authorised Representative) who cast their votes by e-voting (other than persons who had cast their votes through remote e-voting)	7
Total number of votes cast by Public Shareholders through e-voting (in terms of shares held)	4,193

(i)	Voted in favour of the resolution:

Number of Public Shareholders voted through e-voting during the Meeting	% of the total number of Public Shareholders voted through e-voting during the Meeting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
4	57.1429	2,337	55.7358

(ii)	Voted against the resolution:

Number of Public Shareholders voted through e-voting during the Meeting	% of the total number of Public Shareholders voted through e-voting during the Meeting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
3	42.8571	1,856	44.2642

(iii)	Invalid/~~Abstained~~ votes:

Total number of Public Shareholders whose votes cast through e-voting during the Meeting were found to be Invalid/~~Abstained~~	Total number of votes cast by them
5	1043

 6

Continuation Sheet

16.	Consolidated report on the results of remote e-voting and e-voting during the Meeting is as follows:

Particulars	Remote e-voting		e-voting during the Meeting		Total
	Number of Public Shareholders	Number of votes cast by them	Number of Public Shareholders	Number of votes cast by them	Number of Public Shareholders	Number of votes cast by them
Total valid votes	17,486	4,67,57,85,178	7	4,193	17,493	467,57,89,371
Total votes cast in favour of the Resolution	14,806	4,66,03,82,129	4	2,337	14,810	4,66,03,84,466
% of votes cast in favour	84.6735	99.6706	57.1429	55.7358	84.6624	99.6705
Total votes cast against the Resolution	2,680	1,54,03,049	3	1,856	2,683	1,54,04,905
% of votes cast against	15.3265	0.3294	42.8571	44.2642	15.3376	0.3295

(Detailed Report of remote e-voting and e-voting during the Meeting by the Public Shareholders of the Bank is attached herewith as an “Annexure A”)

17.	Result:

As mentioned in the Notice to the Equity Shareholders, in accordance with the provisions of Section 230 of the Act, the Scheme shall be considered approved by the Equity Shareholders only if the resolution mentioned in the Notice has been approved by majority of persons representing three-fourths in value of the Equity Shareholders through e-voting during the Meeting or by remote e-voting.

Further, as per the SEBI Master Circular, the Scheme shall be acted only if the votes cast by the Public Shareholders in favour of the Resolution are more than the number of votes cast by the Public Shareholders against it.

Similarly, as per Regulation 37 of the Delisting Regulations, the Scheme shall be considered approved if the votes cast by the Public Shareholders of the listed holding company in favour of the Resolution are more than the number of votes cast by the Public Shareholders of the listed holding company against it.

 7

Continuation Sheet

This report is prepared with regard to the result of the Meeting in respect of the votes cast by Public Shareholders in terms of SEBI Master Circular. We have prepared separate reports with regard to the result of the Meeting in respect of the votes cast by Public Shareholders in terms of Delisting Regulations and in terms of Section 230 of the Act.

In view of the above scrutiny, I hereby certify that the above Resolution has been passed with requisite statutory majority of Public Shareholders under the SEBI Master Circular on March 27, 2024.

18.	The electronic data and all other relevant records relating to remote e-voting and e-voting during the Meeting by the Public Shareholders are being handed over to the Company Secretary of the Bank for safe keeping.

Thanking You	For M/s Vinod Kothari & Company Practicing Company Secretaries Firm Registration No.: P1996WB042300

Date: March 27, 2024 Place: Mumbai	Ms. Vinita Nair Senior Partner FCS No.: F10559 C.P. No.: 11902 UDIN: F010559E003639283

Witness:

1) Ms. Aisha Begum Ansari Senior Manager Vinod Kothari & Company	2) Mr. Avinash Shetty Assistant Manager Vinod Kothari & Company

Countersigned

Prachiti Lalingkar

Company Secretary

Membership No. A20744

ICICI Bank Limited

 8

VINOD KOTHARI & COMPANY

Practicing Company Secretaries

403-406, 175 Shreyas Chambers, D. N. Road, Fort

Mumbai-400 001, India

Phone: +91 – 22 - 22614021 | 22 - 62370959

email: corplaw@vinodkothari.com

Web: www.vinodkothari.com

To,

Prachiti Lalingkar,

Company Secretary,

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

ICICI Bank Tower, Near Chakli Circle,

Old Padra Road, Vadodara,

Gujarat, India, 390007

Consolidated report of Scrutinizer on the results of voting by way of remote e-voting and e-voting by the Public Shareholders at the Meeting of Equity Shareholders of ICICI Bank Limited (“Bank”) held on Wednesday, March 27, 2024 at 3:00 p.m. IST through Video Conferencing (“VC”) / Other Audio Visual Means (“OAVM”) pursuant to the directions issued by the Hon’ble National Company Law Tribunal, Ahmedabad Bench (“NCLT”) vide order dated January 18, 2024 in Company Scheme Application No. C.A. (CAA)/71 (AHM) 2023.

Dear Ma’am,

1.	As per the directions issued by Hon’ble NCLT vide order dated January 18, 2024 in the Company Scheme Application No. C.A. (CAA)/71 (AHM) 2023, I, Vinita Nair (FCS No.: F10559, C.P. No.: 11902), Senior Partner of Vinod Kothari & Company, Practising Company Secretaries, was appointed as the Scrutinizer for the Bank, in relation to the voting process on the resolution proposed in the Notice dated February 21, 2024, for convening a meeting of Equity Shareholders of the Bank on Wednesday, March 27, 2024, at 3:00 p.m. IST (“Meeting”), through VC/OAVM pursuant to the provisions of Section 230 and other applicable provisions of the Companies Act, 2013 (“Act”) (including any statutory modifications or re-enactment thereof) read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 (as amended), for approval of Scheme of Arrangement amongst the Bank and ICICI Securities Limited and their respective shareholders (“Scheme”).

2.	The compliance with the relevant provisions of the Act, rules issued thereunder, circulars and notifications issued by the Ministry of Corporate Affairs (“MCA”), SEBI Circular No. SEBI/HO/CFD/POD-2/P/CIR/2023/93 on Master Circular on (i) Scheme of Arrangement by Listed Entities and (ii) Relaxation under Sub-rule (7) of rule19 of the Securities Contracts (Regulation) Rules, 1957 dated June 20, 2023 (“SEBI Master Circular”), Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 (“Delisting Regulations”) and NCLT order dated January 18, 2024, in relation to voting through remote e-

Kolkata: 1006 – 1009, Krishna Building, 224, A.J.C. Bose Road, Kolkata – 700 017

Delhi: Nukleus, 501 & 501A, 5th Floor, Salcon Rasvilas, District Centre, Saket, Delhi-110 017

Bengaluru: 4, Union Street, Infantry Rd, Shivaji Nagar, Bengaluru, Karnataka 560001

Continuation Sheet

voting prior to the meeting and e-voting at the meeting on the proposed resolution is the responsibility of the management. My responsibility as a Scrutinizer is restricted to ensure that the voting process is conducted in a fair and transparent manner and furnish a consolidated Scrutinizer’s Report of the votes cast “IN FAVOUR” or “AGAINST” by the Public Shareholders on the business set out in the Notice of the Meeting, based on the reports generated from the e-voting system of National Securities Depository Limited (“NSDL”), the authorized agency engaged by the Bank.

3.	In terms of Section 230(4) read with Section 108 of the Act read with Rule 20 and other applicable provisions of the Companies (Management and Administration) Rules, 2014 (“MGT Rules”), Rule 13 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, Regulation 44(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), Regulation 37 of the Delisting Regulations and SEBI Master Circular, the Bank had provided the facility of voting by remote e-voting and e-voting at the Meeting, through NSDL.

4.	The Notice dated February 21, 2024 along with the explanatory statement was sent through electronic mode to those Equity Shareholders of the Bank whose e-mail IDs were registered with Kfin Technologies Limited, the Bank’s Registrar and Transfer Agent/Depositories/Bank, whose names appeared in the Register of Members/List of Beneficial owners on Friday, February 9, 2024 and the same was also made available on the websites of the Bank and NSDL and also on the websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited.

5.	The voting rights of the Equity Shareholders have been reckoned in proportion to their share in the paid-up equity share capital of Bank as on Cut Off Date, i.e., Wednesday, March 20, 2024.

6.	The requisite advertisements in terms of the NCLT order were published in “The Indian Express” (All editions) in the English language and the Gujarati translation thereof in “Vadodara Samachar” (Vadodara edition), in their respective issues dated February 23, 2024.

7.	Remote e-voting, to facilitate voting by the Public Shareholders of the Bank as at the cut-off date of Wednesday, March 20, 2024, commenced on Friday, March 22, 2024 at 9:00 a.m. IST and ended on Tuesday, March 26, 2024 at 5:00 p.m. IST.

8.	Additionally, the Public Shareholders of the Bank, as at the cut-off date of Wednesday, March 20, 2024, who were present at the Meeting and who had not voted by way of remote e-voting earlier were given an option to vote at the Meeting.

Continuation Sheet

9.	Pursuant to Rule 20(4)(xii) of the MGT Rules, I unblocked the votes on NSDL website on March 27, 2024 after conclusion of the Meeting at 3:59 p.m. IST in the presence of two witnesses, viz., Ms. Aisha Begum Ansari and Mr. Avinash Shetty, being Senior Manager and Assistant Manager of Vinod Kothari & Company, Practising Company Secretaries respectively. These witnesses are not in the employment of the Bank. I have scrutinized and reviewed the remote e-voting and e-voting at the Meeting and votes cast therein by the Public Shareholders based on the combined data downloaded from the NSDL e-voting system.

10.	At the meeting, the following resolution was considered:

“RESOLVED THAT pursuant to and in accordance with the provisions of Section 230 and other applicable provisions of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and any other rules, circulars and notifications made thereunder (including any amendment, statutory modification, variation or re-enactment thereof) as may be applicable; the Securities and Exchange Board of India Act, 1992 and the regulations thereunder including Regulations 11, 37, 59A and 94 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”) and other applicable provisions of the SEBI LODR; Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 read with Circular No. SEBI/HO/CFD/DIL1/CIR/P/2021/0585 dated July 6, 2021 and the exemption granted by the Securities and Exchange Board of India vide its letter dated June 20, 2023; the Banking Regulation Act, 1949, as may be applicable; and any other applicable laws and regulations, including such other directions, guidelines or regulations issued/notified by the Reserve Bank of India and the Securities and Exchange Board of India which may be applicable, any and all of which as notified or as may be amended from time to time and including any statutory replacement or re-enactment thereof, if any; the Securities and Exchange Board of India Master Circular No. SEBI/HO/CFD/POD-2/P/CIR/2023/93 dated June 20, 2023 including any amendment, statutory modification, variation or re-enactment thereof; the No-objection letter/ no adverse observations letter issued by the National Stock Exchange of India Limited and BSE Limited, dated November 28, 2023 and November 29, 2023, respectively; and subject to the provisions of the Memorandum of Association and Articles of Association of ICICI Bank Limited (“Holding Company”); and subject to the approval of the Hon’ble National Company Law Tribunal, Ahmedabad Bench, Ahmedabad (“NCLT”) and of the Hon’ble National Company Law Tribunal, Mumbai Bench; and subject to receipt of all statutory, governmental, permissions and third party consents as may be required including the Securities and Exchange Board of India, Reserve Bank of India, and such other approvals, permissions and sanctions of regulatory and other authorities or tribunals, as may be necessary; and subject to such conditions and modifications as may be prescribed or imposed by the NCLT or by any regulatory or other authorities, which may be agreed to by the Board of Directors of the Holding Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more committee(s) constituted/to be constituted by the Board or any person(s) which the Board may nominate to exercise its powers including the

Continuation Sheet

powers conferred by this resolution), the arrangement embodied in the Scheme of Arrangement amongst the Holding Company and ICICI Securities Limited and their respective shareholders (“Scheme”), a copy of which was circulated along with this Notice, be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to the above resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the NCLT while sanctioning the arrangement embodied in the Scheme or by any regulatory or other authorities, as may be required for the purpose of resolving any questions or doubts or difficulties that may arise or meaning or interpretation of the Scheme or implementation thereof or in any matter whatsoever connected therewith, including passing of such accounting entries and /or making such adjustments in the books of accounts as considered necessary in giving effect to the Scheme, as the Board may deem fit and proper.”

11.	The voting rights in respect of equity shares transferred to Investor Education and Protection Fund and Unclaimed Shares Suspense Account are frozen. However, the voting rights on equity shares lying in the Suspense Escrow Account are not frozen, pursuant to the SEBI Circular dated December 18, 2023. Hence, the votes cast by such Public Shareholders, if any, have been considered while computing the voting results.

12.	The Holders of American Depository Receipts (“ADRs”) do not have voting rights. In accordance with the government approval, Deutsche Bank Trust Company Americas, depository for ADR holders, exercises the voting rights on the underlying shares in accordance with the directions of the Bank’s Board of Directors. As per the applicable SEBI guidelines, the shares underlying depository receipts are classified as “non-promoter non-public shareholding”. Since as per the provisions of the SEBI Master Circular and Delisting Regulations, the voting of only Public Shareholders is required to be considered, the Bank’s Board of Directors have not given any directions to the depository related to the resolution and accordingly, the depository has not voted on the resolution.

13.	Votes cast by way of e-voting today by the Equity Shareholders who did not attend the Meeting have been considered as Invalid.

Continuation Sheet

14.	The result of remote e-voting provided by the Bank through NSDL, on the Resolution is as follows:

(i)	Voted in favour of the resolution:

Number of Public Shareholders voted through remote e-voting	% of the total number of Public Shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
14,806	84.6735	4,66,03,82,129	99.6706

(ii)	Voted against the resolution:

Number of Public Shareholders voted through remote e-voting	% of the total number of Public Shareholders voted through remote e-voting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
2,680	15.3265	1,54,03,049	0.3294

(iii)	Invalid/Abstained votes:

Total number of Public Shareholders whose votes cast through remote e-voting were found to be Invalid/Abstained	Total number of votes cast by them
0	0

Continuation Sheet

15.	The result of e-voting facility during the Meeting provided by the Bank through NSDL on the Resolution is as follows:

Total number of Public Shareholders present at the Meeting (by themselves or through their Authorised Representative)	77
Total number of shares held by the Public Shareholders present at the Meeting (by themselves or through their Authorised Representative)	20,16,691
Total number of Public Shareholders present at the Meeting (by themselves or through their Authorised Representative) who cast their votes by e-voting (other than persons who had cast their votes through remote e-voting)	7
Total number of votes cast by Public Shareholders through e-voting (in terms of shares held)	4,193

(i)	Voted in favour of the resolution:

Number of Public Shareholders voted through e-voting during the Meeting	% of the total number of Public Shareholders voted through e-voting during the Meeting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
4	57.1429	2,337	55.7358

(ii)	Voted against the resolution:

Number of public Shareholders voted through e-voting during the Meeting	% of the total number of Public Shareholders voted through e-voting during the Meeting	Number of valid votes cast by them (in terms of number of shares held)	% of total number of valid votes cast (in terms of number of shares held)
3	42.8571	1,856	44.2642

(iii)	Invalid/~~Abstained~~ votes:

Total number of Public Shareholders whose votes cast through e-voting during the Meeting were found to be Invalid/~~Abstained~~	Total number of votes cast by them
5	1043

Continuation Sheet

16.	Consolidated report on the results of remote e-voting and e-voting during the Meeting is as follows:

Particulars	Remote e-voting		e-voting during the Meeting		Total
	Number of Public Shareholders	Number of votes cast by them	Number of Public Shareholders	Number of votes cast by them	Number of Public Shareholders	Number of votes cast by them
Total valid votes	17,486	4,67,57,85,178	7	4,193	17,493	467,57,89,371
Total votes cast in favour of the Resolution	14,806	4,66,03,82,129	4	2,337	14,810	4,66,03,84,466
% of votes cast in favour	84.6735	99.6706	57.1429	55.7358	84.6624	99.6705
Total votes cast against the Resolution	2,680	1,54,03,049	3	1,856	2,683	1,54,04,905
% of votes cast against	15.3265	0.3294	42.8571	44.2642	15.3376	0.3295

(Detailed Report of remote e-voting and e-voting during the Meeting by the Public Shareholders of the Bank is attached herewith as an “Annexure A”)

17.	Result:

As mentioned in the Notice to the Equity Shareholders, in accordance with the provisions of Section 230 of the Act, the Scheme shall be considered approved by the Equity Shareholders only if the resolution mentioned in the Notice has been approved by majority of persons representing three-fourths in value of the Equity Shareholders through e-voting during the Meeting or by remote e-voting.

Further, as per the SEBI Master Circular the Scheme shall be acted only if the votes cast by the Public Shareholders in favour of the Resolution are more than the number of votes cast by the Public Shareholders against it.

Similarly, as per Regulation 37 of the Delisting Regulations, the Scheme shall be considered approved if the votes cast by the Public Shareholders of the listed holding company

Continuation Sheet

in favour of the Resolution are more than the number of votes cast by the Public Shareholders of the listed holding company against it.

This report is prepared with regard to the result of the Meeting, in respect of the votes cast by Public Shareholders, in terms of Regulation 37 of the Delisting Regulations. We have prepared separate reports with regard to the result of the Meeting in respect of the votes cast by Public Shareholders in terms of SEBI Master Circular and in terms of Section 230 of the Act.

In view of the above scrutiny, I hereby certify that the above Resolution has been passed with requisite statutory majority of Public Shareholders under Regulation 37 of the Delisting Regulations, on March 27, 2024.

18.	The electronic data and all other relevant records relating to remote e-voting and e-voting during the Meeting by the Public Shareholders are being handed over to the Company Secretary of the Bank for safe keeping.

Thanking You	For M/s Vinod Kothari & Company Practicing Company Secretaries Firm Registration No.: P1996WB042300

Date: March 27, 2024 Place: Mumbai	Ms. Vinita Nair Senior Partner FCS No.: F10559 C.P. No.: 11902 UDIN: F010559E003639283

Witness:

1) Ms. Aisha Begum Ansari Senior Manager Vinod Kothari & Company	2) Mr. Avinash Shetty Assistant Manager Vinod Kothari & Company

Countersigned

Prachiti Lalingkar

Company Secretary

Membership No. A20744

ICICI Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: March 27, 2024	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary